Exhibit 21.1

LISTING OF SUBSIDIARIES OF GENERAC HOLDINGS INC.

Generac Holdings Inc.
Subsidiaries (all 100% owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Generac Acquisition Corp.	Delaware, U.S.
Generac Power Systems, Inc.	Wisconsin, U.S.
Pro Power Solutions, LLC Magnum Power Products, LLC	Georgia, U.S. Wisconsin, U.S.
Warehouse Development Group LLC	Wisconsin, U.S.
Generac Power Systems UK Limited	United Kingdom
Ottomotores UK Ltd.	United Kingdom
Ottomotores Nominees Ltd. (UK)	United Kingdom
Ottomotores S.A de C.V. (Mexico)	Mexico
Ottomotores Comercializadora S.A. de C.V. (Mexico)	Mexico
Ottomotores do Brasil Energia Ltda (Brazil)	Brazil